SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2016

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEABRIDGE GOLD INC.
(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibit 99.2 hereto is incorporated by reference (as exhibit) to the Company’s registration statements on Form F-10/A (File No. 333-197653) and Form S-8 (File No. 333-211331), as may be amended and supplemented.

Seabridge Gold Inc. (the “Company”) filed a technical report titled “NI 43-101” Technical Report with the securities regulatory authorities in Canada. The Technical Report is hereby being furnished to the Securities and Exchange Commission (“SEC”) as Exhibit 99.1 to this current report on Form 6-K. The Technical Report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

All mineral resources in the Technical Report have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 (“Guide 7”). NI 43-101 and Guide 7 standards are substantially different. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The Technical Report uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. These terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The controlling and binding version of the “NI 43-101” Technical Report  is as filed on www.sedar.com and the furnishing of the Report “as is” in this Form 6-K is only for convenience of the Company’s  investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: November 21, 2016

EXHIBIT INDEX

Exhibit 99.1
A NI 43-101 Technical Report as filed on www.sedar.com for Seabridge Gold’s 100%-owned KSM project located in northern British Columbia, Canada. The Technical Report includes previously announced results from an updated Preliminary Feasibility Study.

Exhibit 99.2	Press Release dated November 7, 2016: Seabridge Gold Files KSM Project Technical Report.